           (4)  For HI: Directly and indirectly via its wholly owned
                subsidiary 504468 N.B. Inc.

                For Ravelston:  Indirectly, via its control of HI.

                For Lord Black:  Directly and indirectly, via his control of
                Ravelston, which controls HI.

                For Lady Black:  Directly and indirectly, via her spouse, Lord
                Black, and his control of Ravelston, which controls HI.